October 7, 2024

Daniel de Boer
Chief Executive Officer
ProQR Therapeutics N.V.
2333 CK Leiden
The Netherlands

       Re: ProQR Therapeutics N.V.
           Registration Statement on Form F-3
           Filed September 30, 2024
           File No. 333-282419
Dear Daniel de Boer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mitchell S. Bloom, Esq.